
Jinglz
WE POSITION BRANDS, ORGANIZATIONS & PEOPLE TO WIN.
Intelligence that Matters.
Intelligence that Protects.
Intelligence that Empowers.
WE ARE JINGLZ.



People will forget what you said, people will forget what you did, but people will never forget how you made them feel." – Maya Angelou.

WHO WE ARE.

Our mission is to help marketers connect with their audience. We want people to engage in video ads. We want designers to create ads that will resonate with audiences. We have created patent pending technologies that does just that. We are passionate about providing solutions that help people gain valuable insights and data to perform better and more efficiently. These game-changing valuable tools measure performance, provide emotional intelligence for video advertising, and will generate better results.



OUR KILLER INNOVATIONS.
Powerful technology that delivers deeper insights using machine learning, artificial intelligence & proprietary algorithms.
emotiontrac™
acial Detection Tracks
motion.
Jinglz
CAMPAIGNTESTER™
Test Video Content for emotional reactions in Real-time.
veriview™
acial & Audio Detection
erifies Engagement
75%
verusmedia™
Video Ad Network that me
real engagement.



Patent pending technology with powerful versatility & reach.

Target Markets

- ✓ Advertising Agencies
- ✓ Film Studios
- ✓ Political Campaigners
- ✓ Digital Marketing
- ✓ Customer Experience (CX)
- ✓ Human Resources
- ✓ Content Creators
- ✓ Brand Management
- ✓ Market Researchers
- ✓ Public Relations
- ✓ Research & Development



Measure true emotions to validate messaging. Accurately test Video Ads to ensure messaging is validated with **desired response BEFORE campaign roll-out.**

Measure real engagement.
Our Veriview technology detects when viewers look away from an ad and pauses the video

Capture insights in Real-time.
Preview film/video content to capture audience emotions second by second. Gain insights to establish a better emotional connection with audiences.

Better Intelligence that saves costs & resources. Content is easily delivered through mobile phone with quick setup and execution that is less expensive than traditional surveys & focus groups.



The global emotion detection and recognition (EDR) market rapidly growing.

The EDR market was valued at $5.8 billion in 2016, and is projected to reach at $33.9 billion by 2023, growing at a CAGR of 28.9% from 2017 to 2023. The global market is driven by substantial growth of Internet of Things (IoT) and rise in usage of smartphone globally.

EXPANDING global market growth.

2023

$33.9 BILLION

EDR Market

2016

Rapid increase in Machine Learning & Mobile Phones Usage and growing adoption across several industries driving EDR Market.

CAGR of 28.9% from 2017 to 2023

$5.8 BILLION

6

Perfect Timing.

Technology Validation & Rising Key Factors position Jinglz right now in the perfect window for growth.

01

INCREASED TECHNOLOGICAL ADVANCES & MOBILE DEVICE USAGE

Rapid increase in Machine Learning & Mobile Phones Usage and growing adoption across several industries driving EDR Market.

02

EVOLVING NEED

Emotion detection and recognition (EDR) was used to only track & measure emotional connections but now companies have begun to realize that it is a vital tool across industries to create more effective products, experiences and content.



03

GROWING APPLICATIONS FOR EMOTION ANALYSIS

According to latest market projection, KEY AREAS where EDR is expected to gain traction;
Marketing, Advertising, Entertainment, Research & Development, Gaming & Electoral Campaigns

04

LOW COMPETITIVE LANDSCAPE

Currently total competition in the EDR space is only populated by 2-5 major players with Market share wide-open.



ur competition barrier

low.

rrently, the emotion

tection and recognition

arket is consolidated due to

ly a few players accounting

r the major market share

vering competition barrier for

glz to stake a foothold and

pture market share.

Our competitive landscape.



CONSOLIDATED – Market dominated by 1-5 players

Emotion Detection &
Recognition (EDR)
Market

TOP PLAYERS (EDR MARKET)
- **Affectiva Inc.**
- **Emotient Inc. (Apple In**
- **Tobii AB**
- **Noldus**
- **Realeyes OU**

FRAGMENTED – Highly competitive
market without dominant players



The Jinglz Advantage.

Jinglz's platforms focus on mass market solutions that capitalizes on saving time and expenses and allows us to scale. Competitors and traditional focus groups have minimum testing costs of $10,000.

WE HAVE OUR OWN TESTED & PROVEN IP.
Jinglz has developed and created our own unique technology utilizing, Machine Learning, Artificial Intelligence and Proprietary Algorithms that allows for powerful versatility in application usage.

OUR SOLUTIONS SAVE TIME & MONEY.
Non-managed service & quick & easy setup allowing users to execute whenever with lowered costs against traditional methods empowering users greater test opportunities.

FASTER RESULTS & VERSATILE USAGE.
Our versatile turnkey solution delivers the capability to mine true intelligence & data that matters across multiple industries.

We've accomplished BIG THINGS.



Best Application of Artificial Intelligen
Technology to Optimize Creative.
2020 Reed Award | *JAN 2020*

CampaignTester
launches | **NOV 2019**

Emotion Capture
Provisional Patent
filed | **AUG 2017**

15,000 beta users
reached | **MAR 2017**

Android beta app
launches | **JAN 2017**

iOS beta app
launches | **MAY 2016**

P development
ins | **FEB 2016**

2020
Reed
AWARI
Winner



Maximized Exit Strategies.

We anticipate three potential exit strategies that align with delivering investors substantial gains when the company's value has been maximized.

1 Acquisition/Merger.

Based on our sales performance and/or growth of the user base, we could seek acquisition by a larger media company such as Yahoo, Facebook or perhaps a gaming publisher.
.

2 Private Marketplace.

The private marketplaces provide semi-liquidity to the shareholders of private companies. Billions of dollars of the shares of companies like Uber, AirBNB, Facebook, LinkedIn and Snap have traded or continue to trade on a private company marketplace prior their IPOs.

3 Initial Public Offering.

When our products attract wide recognition alongside high sales volume, we can initiate an IPO. We retaining existing management and teams to expand product development and generate greater dividends.



The Team that will get us THERE.

Our team leverages years of true expertise across technology-ba[sed] industries and media. We strive to develop solutions that make a difference and position people to win. We are jinglz.



Aaron Itzkowitz
CEO, Founder

Prior to JINGLZ, Aaron led Successories.com. In 2014, he sold a division of the company at a substantial gain for the investors. He has extensive experience in technology management and driving growth across multiple start-ups and Fortune 100 companies. **Led Hewlett Packard initiative resulting in $140 million sale.**



Bill Lickson,
Chief Operating Officer

Seasoned veteran as a digital strategist and investor in several companies including startups based in Silicon Valley. Former Director of Digital Strategy at Zimmerman, part of the TBWA worldwide network. Bill brings along years of experience in the television and cable television industries.



David Markowski,
Chief Financial Officer

30+ years growing businesses with experience in investment banking, financing start-ups and public offerings. Served as CEO and Co-Founder of Newsgrade Corporation directing corporate development and technology expansion for an **$18 million software project.**



Ron Erickson,
Director

Served as an executive or co-founder for companies such as Microrim, GlobalTel Resources, Inc., GlobalVision, Inc, Egghead Software, Inc., and Blue Frog Media. **Sole investor in Double Down Interactive, which sold for $500 million in 2012.** He joined the Jinglz board of directors in October 2017.



Advisory board.
The team behind the team.
Jinglz is surrounded by a stellar group with massive experience and impact in th
fields. Guiding us to keep our mission while pushing us to reach higher.



Mark Coleman,
GOOGLE, DOUBLECLICK

Recognized as a digital thought giant with extensive experience working with companies and brands such as Google and DoubleClick (10 years). He launched DoubleClick's Rich Media, Video and Dynamic ads products for strategic partners as well a wide array of businesses in the digital advertising and commerce



Dr. Clinton Cimring,
BAIDU

Premier Internet technology expert. He partnered with Robin Li (Chairman & CEO of Baidu) to write the RankDex algorithm at the age of 15. Baidu, (BIDU – Nasdaq) is the largest search engine in China with a valuation of close to $85 Billion. It was also ranked by MIT as the #1 "Smartest Artificial Intelligence Company" in the world.



Bernt Ullmann,
FUBU, TOMMY HILFIGER

"The Man Behind the Brands." Trusted business acceleration expert by top fashion moguls and CEOs such as Daymond John and Tommy Hilfiger. The brands he has worked with have generated over $6 billion dollars in global sales. He contributed to the successful launches of brands for Jennifer Lopez, Adam Levine, Nicki Minaj, and many others.



Scott Henry,
APPLE BEATS MUSIC,
MAGIC LEAP

With a strong pulse in digital technologies & over 30 years of experience specializing in all aspects of financial management. He held CFO positions at Magic Leap, which he helped raised $2.6 billion in Venture Capital from Google. As Beats CFO, He helped lead the launch of the Beats branded music streaming service, and the ultimate acquisition of the company by Apple Inc. in mid-2014.